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                                                                  Exhibit (a)(9)

COOPER RIVER PROPERTIES, L.L.C.
1873 South Bellaire Street
17th Floor
Denver, Colorado 80222


Contact: Ed McCarthy of Beacon Hill Partners, Inc.
         (212) 843-8500


FOR IMMEDIATE RELEASE


                            COOPER RIVER ANNOUNCEMENT

         DENVER, COLORADO, December 14, 1998 - Cooper River Properties, L.L.C. today announced that it has withdrawn its tender offer for limited partnership interests in Davidson Diversified Real Estate III, L.P. and thus will not purchase any interests previously tendered in response to the offer. The offer was scheduled to expire at 5:00 p.m. on Monday, December 14, 1998. Cooper River will promptly return tendered interests to those Limited Partners who tendered them.

         For further information, please contact Beacon Hill Partners at (800) 854-9486, which is acting as the Information Agent for the offers.


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